The Spain Fund, Inc.
Exhibit 77C
811-5189


77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of The Spain Fund, Inc. ("Spain") was held on June 29, 2005. A description of each proposal and number of shares voted at the meeting are as follows:

                                       Shares                 Shares
                                       Voted For              Withheld
To elect three Directors of Spain
for a term of three years and until
his or her successor is duly elected
and qualifies.

Class One (term expires 2008)

Daniel de Fernando Garcia               5,429,098               96,525

Ignacio Gomez-Acebo                     5,434,799               90,824

Jose Ignacio Comenge                    5,419,603              106,020